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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                  _________________________________________

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. ___)

                         EVERGREEN MEDIA CORPORATION
                       --------------------------------
                               (Name of Issuer)

                Class A Common Stock, Par Value $.01 Per Share
                ----------------------------------------------
                        (Title of Class of Securities)

                                 CUSIP NUMBER
                                 300248-10-1
                                 -----------
                                (CUSIP Number)

                              Scott K. Ginsburg
                         Evergreen Media Corporation
                           433 E. Las Colinas Blvd.
                                  Suite 1130
                               Irving, TX 75039
                                (972) 869-9020
                        ------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copies to:

                          John D. Watson, Jr., Esq.
                               Latham & Watkins
                        1001 Pennsylvania Avenue, N.W.
                                  Suite 1300
                            Washington, D.C. 20004
                                (202) 637-2200

                              February 19, 1997
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:
     [  ]

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                                 SCHEDULE 13D

CUSIP No. 300248-10-1

1.   Name of Reporting Persons:

     Scott K. Ginsburg

     IRS Identification Number of Above Person:

     SS# ###-##-####

2.   Check the Appropriate Box if a Member of a Group   (a) [ x ]
                                                        (b) [   ]

3.   SEC Use Only

4.   Source of Funds

     00 (see Item 3)

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)     [  ]

6.   Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                    0
                                                                       ---------

8.   Shared Voting Power:                                              3,114,066
                                                                       ---------

9.   Sole Dispositive Power:                                           3,114,066
                                                                       ---------

10.  Shared Dispositive Power:                                             0
                                                                       ---------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:  (See Items 4 and 5 Below)                      3,114,066
                                                                       ---------

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                             [   ]

13.  Percent of Class Represented by Amount in Row (11):                  7.4%
                                                                       ---------
14.  Type of Reporting Person:

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Item 1.  Security and Issuer.
-------  --------------------

         The title of the class of equity securities to which this Schedule 13D relates is the Class A common stock, par value $.01 per share (the "Class A Common Stock") of Evergreen Media Corporation, a Delaware corporation (the "Issuer"). The Class A Common Stock is listed on The Nasdaq National Market, under the symbol "EVGM." This Schedule 13D also describes transactions affecting the Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"). Each share of Class B Common Stock is immediately convertible at the option of the holder into one share of Class A Common Stock. The principal executive office of the Issuer is 433 East Las Colinas Blvd., Suite 1130, Irving, Texas 75039.


Item 2.  Identity and Background.
-------  ------------------------

         (a)-(c), (f) The name of the person filing this Schedule 13D is Scott K. Ginsburg, a United States citizen (Mr. Ginsburg is referred to herein as the "Reporting Person").

         The Reporting Person is the President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The principal occupation of the Reporting Person is the performance of his duties as President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The business address of the Reporting Person and the Issuer is c/o Evergreen Media Corporation, 433 East Las Colinas Blvd., Suite 1130, Irving, TX 75039.

         (d) and (e). During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         On March 2, 1994, the Reporting Person filed a Schedule 13G (the "Schedule 13G") with respect to the Issuer to report his holdings of shares of Class B Common Stock that were acquired in transactions prior to the initial public offering of the Class A Common Stock by the Issuer. These transactions were described in the Registration Statement filed by the Issuer in connection with its initial public offering. Amendments to the Reporting Person's Schedule 13G were filed on February 15, 1995 and February 14, 1996. This Schedule 13D is being filed to report certain events affecting the Class B Common Stock owned by the Reporting Person which occurred on February 19, 1997. The transactions that occurred that give rise to the filing of this Schedule 13D are described in Item 4 below.

Item 4.  Purpose of Transaction.
-------  -----------------------

         On February 19, 1997, the Issuer, Chancellor Broadcasting Company, a Delaware corporation ("Chancellor"), and Chancellor Radio Broadcasting Company, a Delaware corporation and subsidiary of Chancellor ("CRBC"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger (the "Merger") of Chancellor and CRBC with and into the Issuer, whereupon the separate existence of Chancellor and CRBC will cease and the Issuer will continue as the surviving corporation.

         Upon the consummation of the Merger Agreement (the "Effective Time"),
(i) each share of Class A common stock of Chancellor, $.01 par value (the "Chancellor A Common Stock") and each share of Class B common stock of Chancellor, $.01 par value (the "Chancellor B Common Stock"; the Chancellor A Common Stock and the Chancellor B Common Stock are referred to collectively as the "Chancellor Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares held as treasury shares by Chancellor) will be converted into the right to receive 0.9091 validly issued, fully paid and nonassessable shares of common stock of the surviving corporation, (ii) each share of common stock of CRBC, par value $.01 per share, issued and outstanding immediately prior to the Effective Time shall be canceled and (iii) each share of Class A Common Stock and each share of the Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares held as treasury shares by the Issuer) will be converted into the right to receive one validly issued, fully

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paid and nonassessable share of common stock of the surviving corporation.

         Because approval of the stockholders of the Issuer and of Chancellor are required by applicable law in order to consummate the Merger, each of the Issuer and Chancellor will submit the Merger to its respective stockholders for approval.

         If the Merger is completed as planned, the board of directors of the surviving corporation will consist of three classes of directors. Class I directors will hold their respective office from the Effective Time until the 1998 annual meeting of the surviving corporation and until his or her respective successor is duly elected or appointed and qualified. Class II directors will hold their respective office from the Effective Time until the 1999 annual meeting of the surviving corporation and until his or her respective successor is duly elected or appointed and qualified. Class III directors will hold their respective office from the Effective Time until the 2000 annual meeting of the surviving corporation and until his or her respective successor is duly elected or appointed and qualified. At the Effective Time, the board of directors of the surviving corporation will consist of the following individuals: (i) Class I -- Eric C. Neuman, Perry J. Lewis and Matrice Ellis-Kirk; (ii) Class II -- Lawrence
D. Stuart, Jr., Steven Dinetz, Jeffrey A. Marcus and James E. de Castro; and
(iii) Class III -- Thomas O. Hicks, Scott K. Ginsburg, John H. Massey and Thomas
J. Hodson.

         The Merger Agreement provides that, at the Effective Time, the following individuals will become officers of the surviving corporation, until the earlier of their resignation or removal or the election and qualification of their successors, as the case may be: (i) Chairman of the Board -- Thomas O. Hicks; (ii) President and Chief Executive Officer -- Scott K. Ginsburg; (iii) Co-Chief Operating Officers -- Steven Dinetz and James E. de Castro; and (iv) Chief Financial Officer -- Matthew E. Devine. Other officers of the surviving corporation shall be determined by the Issuer and Chancellor prior to the Effective Time.

         If the Merger is completed as planned, at the Effective Time, (i) the certificate of incorporation of the surviving corporation, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Annex I to the Merger Agreement and (ii) the bylaws of the

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surviving corporation shall be as set forth in Annex II to the Merger Agreement.

         Concurrently with, and in order to induce Chancellor and the Issuer to execute and deliver the Merger Agreement, the Reporting Person and the shareholders of Chancellor listed on Exhibit 1 hereto (the "Principal Chancellor Stockholders") entered into a Stockholders Agreement with the Issuer and Chancellor (the "Stockholders Agreement"), dated February 19, 1996.

         Pursuant to the Stockholders Agreement, and subject to the terms and conditions thereof, the Reporting Person agreed to vote all shares of Class B Common Stock owned as of the date of the Stockholders Agreement, together with all shares of Class A Common Stock or Class B Common Stock acquired by the Reporting Person on or after the date of the Stockholders Agreement, in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any Acquisition Proposal (as such term is defined in the Merger Agreement) at any duly held meeting of the stockholders of the Issuer (an "Issuer Stockholders Meeting") or pursuant to any action by written consent of the stockholders of the Issuer. In connection therewith, the Reporting Person appointed two directors of Chancellor, Thomas O. Hicks and Lawrence Stuart, Jr., as his true, lawful and irrevocable proxies and attorneys-in-fact to vote any and all shares of Class A Common Stock or Class B Common Stock owned at any Issuer Stockholders Meeting.

         As of the date of the Stockholders Agreement, the Reporting Person was the record and beneficial owner of 3,114,066 shares of Class B Common Stock (referred to herein as the "Subject Shares"). Pursuant to the terms of the Issuer's Amended and Restated Certificate of Incorporation, holders of the shares of Class A Common Stock and Class B Common Stock are entitled to vote on most matters submitted to the stockholders of the Issuer, including the Merger, as a single class. Each share of Class A Common Stock entitles the holder thereof to one vote, while each share of Class B Common Stock entitles the holder thereof to ten votes. The Subject Shares presently give the Reporting Person approximately 44.3% of the combined voting power of the Issuer's outstanding Class A Common Stock and Class B Common Stock.

         Pursuant to the Stockholders Agreement, and subject to the terms and conditions thereof, each of the Principal Chancellor Stockholders agreed to vote all shares of Chancellor

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Common Stock owned by such party as of the date of the Stockholders Agreement, together with all shares of such stock acquired on or after the date of the Stockholders Agreement by such persons, in favor of the Merger, the Merger Agreement, the transactions contemplated by the Merger Agreement, and against any Acquisition Proposal at any duly held meeting of the stockholders of Chancellor (a "Chancellor Stockholders Meeting") or pursuant to any action by written consent of the stockholders of Chancellor. In connection therewith, each of the Principal Chancellor Stockholders appointed two directors of the Issuer, the Reporting Person and Matthew E. Devine, as their true, lawful and irrevocable proxies and attorneys-in-fact to vote any and all shares of Chancellor Common Stock at any Chancellor Stockholders Meeting.

         Pursuant to the Stockholders Agreement, and subject to the terms and conditions thereof, Chancellor, in its capacity as holder of all issued and outstanding shares of capital stock of CRBC, agreed to execute a written consent on behalf of CRBC approving the Merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement. Chancellor further agreed not to rescind or revoke any such consent.

         The Stockholders Agreement will terminate at the Effective Time of the Merger or upon the valid termination of the Merger Agreement for any reason other than the failure to receive the approval of the stockholders of the Issuer or Chancellor, as appropriate, as the result of a breach of the Stockholders Agreement by the Reporting Person or any Principal Chancellor Stockholder, as applicable.

         The preceding summary of the provisions of the Merger Agreement and the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2 and 3 hereto, and which are incorporated herein by reference.

         Other than as described above, the Reporting Person has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, however,
                                                         --------  -------
that, subject to the provisions of the Merger Agreement and the Stockholders Agreement, the Reporting Person reserves the right to develop such plans.

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Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

         (a) The Reporting Person is the record and beneficial owner of 3,114,066 shares of the Class B Common Stock. Assuming the conversion of all shares of Class B Common Stock subject to the Stockholders Agreement into shares of Class B Common Stock, the aggregate number of shares of Class A Common Stock covered by this Schedule 13D represents approximately 7.4% of the issued and outstanding shares of the Class A Common Stock. As described in Item 4, the Subject Shares presently give approximately 44.3% of the combined voting power of the Issuer's Class A Common Stock and Class B Common Stock to the Reporting Person. Of this amount, approximately 5,800 shares of the Class B Common Stock are held of record by the Reporting Person as custodian for his children.

         (b) The Reporting Person is the record owner of 3,114,066 shares of the Class B Common Stock. Of this amount, approximately 5,800 shares of the Class B Common Stock are held of record by the Reporting Person as custodian for his children. As a result of the Stockholders Agreement, each of the Reporting Person, Chancellor, the Principal Chancellor Stockholders, and Lawrence D. Stuart, Jr., may be deemed to share the voting power of all shares of the Subject Shares with respect to those matters described in the Stockholders Agreement. The Reporting Person has the sole power to dispose of all such shares.

         (c) On February 4, 1997, the Reporting Person donated 2,000 shares of Class B Common Stock to the Greenhill School. Effective immediately upon this donation, such shares converted automatically, pursuant to the terms of the Amended and Restated Certificate of Incorporation of the Issuer, into 2,000 shares of Class A Common Stock. Other than as described above, the Reporting Person has not effected any transaction during the past 60 days in any shares of Class A Common Stock.

         (d) No person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock owned by the Reporting Person.

         (e)  Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or
-------  ------------------------------------------
         Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------

         Except as set forth in this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

Exhibit 1. List of Principal Chancellor Stockholders that are Parties to the Stockholders Agreement.

Exhibit 2. Agreement and Plan of Merger, among Chancellor Broadcasting Company, Chancellor Radio Broadcasting Company and Evergreen Media Corporation, dated as of February 19, 1997.

Exhibit 3. Stockholders Agreement, dated as of February 19, 1997, by and among Chancellor Broadcasting Company, Evergreen Media Corporation,
            Scott K. Ginsburg, HM2/Chancellor, L.P., Hicks, Muse, Tate &
            Furst Equity Fund II, L.P., HM2/HMW, L.P., The Chancellor
            Business Trust, HM2/HMD Sacramento GP, L.P., Thomas O. Hicks, as Trustee of the William Cree Hicks 1992 Irrevocable Trust, Thomas
            O. Hicks, as Trustee of the Catherine Forgrave Hicks 1993 Irrevocable Trust, Thomas O. Hicks, as Trustee of the John Alexander Hicks 1984 Trust, Thomas O. Hicks, as Trustee of the
            Mack Hardin Hicks 1984 Trust, Thomas O. Hicks, as Trustee of
            Robert Bradley Hicks 1984 Trust, Thomas O. Hicks, as Trustee of the Thomas O. Hicks, Jr. 1984 Trust, Thomas O. Hicks and H. Rand Reynolds, as Trustees for the Muse Children's GS Trust, and
            Thomas O. Hicks.

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                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 3, 1997


                                            By: /s/ Scott K. Ginsburg
                                                ---------------------
                                                  Scott K. Ginsburg

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                                 EXHIBIT INDEX
                                 -------------


Exhibit 1. List of Principal Chancellor Stockholders that are Parties to the Stockholders Agreement.


Exhibit 2.        Agreement and Plan of Merger, among Chancellor
                  Broadcasting Company, Chancellor Radio
                  Broadcasting Company and Evergreen Media
                  Corporation, dated as of February 19, 1997 (Annexes and Exhibits Omitted).

Exhibit 3.        Stockholders Agreement, dated as of February 19,
                  1997, by and among Chancellor Broadcasting Company, Evergreen Media Corporation, Scott K. Ginsburg, HM2/Chancellor, L.P., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/HMW, L.P., The Chancellor Business Trust, HM2/HMD Sacramento GP, L.P., Thomas O. Hicks, as Trustee of the William Cree Hicks 1992 Irrevocable Trust, Thomas O. Hicks, as Trustee of the Catherine Forgrave Hicks 1993 Irrevocable Trust, Thomas O. Hicks, as Trustee of the John Alexander Hicks 1984 Trust, Thomas O. Hicks, as Trustee of the Mack Hardin Hicks 1984 Trust, Thomas O. Hicks, as Trustee of Robert Bradley Hicks 1984 Trust, Thomas O. Hicks, as Trustee of the Thomas O. Hicks, Jr. 1984 Trust, Thomas O. Hicks and H. Rand Reynolds, as Trustees for the Muse Children's GS Trust, and Thomas O. Hicks.

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